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                                                                  Exhibit (c)(4)





                                                    May 11, 2000



ALAP Hold Co., Ltd.
c/o AP New Co., LLC
Attention:  Craig N. Meurlin
Amway Corporation
7575 Fulton Street East
Ada, Michigan 49355

         Re:      Sale of American Depositary Shares of Amway Japan Limited
                  ---------------------------------------------------------

Dear Mr. Meurlin:

                  We hereby agree to sell, assign and transfer to ALAP Hold Co., Ltd., a Nevada limited partnership ("ALAP"), and ALAP hereby agrees to purchase from us, American Depositary Shares ("ADSs") representing shares of common stock, no par value, of Amway Japan Limited ("AJL"), on the terms and subject to the conditions set forth in this letter agreement.

                   We hereby agree to sell, assign and transfer to ALAP all right, title and interest in and to 108,500 ADSs (the "Shares") for (Yen)745 per ADS in cash, and ALAP hereby agrees to pay us in the aggregate (Yen)80,832,500 for the Shares (the "Purchase Price"). We agree that the Purchase Price will be payable in and converted into U.S. dollars at (Yen)101.53 to $1.00, the noon buying rate in New York City for cable transfers of yen announced for customs purposes by the Federal Reserve Bank of New York on December 22, 1999, the date of settlement of the tender offer by N.A.J. Co., Ltd. ("NAJ"). Promptly (and in any event within one business day) after receipt of a signed copy of this letter agreement, evidence of transfer of the Shares held through The Depository Trust Company from our broker's account to ALAP's broker's account at:

                   Michigan National Bank
                   Participant No.: 986
                   Agent and Institutional No.: 26293
                   Account No.: 2402111306

and the Substitute Form W-9, ALAP hereby agrees to wire transfer $796,143.99 to:







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Mr. Craig Meurlin
May 11, 2000
Page 2


                  Citibank
                  ABA No.: 021-000-089
                  In Favor of:  Bear Stearns Securities Corp.
                  Acct. No.:  09253186
                  For Credit:  Guard Hill Capital LDC
                  Sub. Acct. No.:  101-401-95

                  We hereby represent and warrant that we have full power and authority to surrender the Shares and that ALAP will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges, and encumbrances and the same will not be subject to any adverse claim. We further represent that payment of the Purchase Price is not subject to any stock transfer taxes, U.S. backup or other withholding tax.

                  We agree that all agreements in this letter agreement shall be binding upon any of our trustees in bankruptcy, successors and assigns. We further agree, on behalf of ourselves, our heirs, executors, administrators, successors and assigns, to hereby release and forever discharge AJL, NAJ, ALAP, and all of their predecessors and successors, their present and former parents, subsidiaries, affiliates, partners, principals, officers, directors, employees, assigns, beneficiaries, attorneys, representatives, heirs or executors, none of whom admit any liability but all of whom expressly deny liability, from any and all liability, actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, and demands whatsoever, in law, admiralty, or equity relating in any way to the Shares (collectively, the "Claims"), that we or our heirs, executors, administrators, successors, or assigns ever had, now have, or hereafter can, shall, or may have for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of time to the date of this letter agreement. Without limitation, this release and discharge applies to any Claims that we, or our heirs, executors, administrators, successors, and assigns ever had, now have, or hereafter can, shall, or may have in the two purported class action lawsuits that were brought in connection with the tender offer by NAJ referred to above -- Sydney Desmond Hatchette, et al., v. Amway Japan Limited, et al. (pending in the Superior Court of the State of California, Case No. 818124), and Blynn Chideler, et al. v. Amway Japan Limited, et al., (pending in the Superior Court of the State of California, County of Monterrey, Case No. M 47077) -- and we agree to opt out of and not participate in any of those (or any subsequently filed similar) class actions.

                  We agree that any legal action or proceeding brought against either party to this letter agreement with respect to the matters set forth in this letter agreement may be brought in such of the courts of competent jurisdiction of the State of New York in New York County, the City of New York or in the United States District Court for the Southern District of New York as either party, its successors or assigns may elect, and by executing and delivering this letter agreement, we irrevocably submit to the nonexclusive jurisdiction of such courts. We further agree that all costs and expenses, including attorneys' fees, incurred in any legal action or


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Mr. Craig Meurlin
May 11, 2000
Page 3

proceeding to enforce this letter agreement or arising from a breach of this letter agreement shall be paid to the prevailing party by the non-prevailing party.

                  We agree to keep this letter agreement confidential and shall not disclose the terms hereof absent a court order directing us to do so.

                  This letter agreement constitutes the entire agreement and supersedes any and all other prior agreements and undertakings, both written and oral, among the parties, with respect to the subject matter hereof and is not intended to confer upon any person other than ALAP and us, any rights or remedies hereunder.

                                              Sincerely,

                                              GUARD HILL CAPITAL LDC


                                              By:      /s/ Scott W. Keller
                                                   -----------------------
                                              Name:  Scott W. Keller
                                              Title:  President


Agreed and accepted as of May 11, 2000

ALAP HOLD CO., LTD.

By:   AP NEW CO., LLC, its general partner

         By:  AMWAY CORPORATION, its manager


By:      /s/ Craig N. Meurlin
   ----------------------------------------------
Name:  Craig N. Meurlin
Title: Senior Vice President, General Counsel and Secretary